Exhibit 4.1

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE “ACT”) OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL ACCETABLE TO COUNSEL FOR THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED AND THAT THE PROPOSED TRANSFER MAY BE MADE WITHOUT VIOLATION OF THE ACT AND ANY APPLICABLE STATE SECURITIES LAW

$1,250,000.00	April 10, 2026

NON-CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, BiomX Inc., a Delaware corporation (“Maker”), promises to pay to the order of Water IO Ltd. (“Holder”), the principal sum of One Million Two Hundred Fifty Thousand United States Dollars ($1,250,000.00).

1. Maturity. The outstanding principal and accrued interest shall be due and payable in full three (3) months from the date hereof (the “Maturity Date”).

2. Interest. Interest accrues at the short-term Applicable Federal Rate in effect on the date hereof, compounded annually, on a 360-day year basis.

3. Payment. Payments in U.S. Dollars by wire transfer. Prepayment permitted without penalty.

4. Non-Convertible. This Note is not convertible into any equity securities of Maker.

5. Default. Events of Default: (a) failure to pay within five (5) business days when due; (b) bankruptcy filing or assignment for benefit of creditors; (c) appointment of a receiver for a substantial part of Maker’s assets. Upon default, the entire balance becomes immediately due at Holder’s election.

6. Governing Law. New York law governs.

7. Waiver. Maker waives presentment, demand, protest and all notices.

BIOMX INC.

/s/ Michael Oster
Name:	Michael Oster
Title:	CEO

ACKNOWLEDGED AND AGREED:

WATER IO LTD.

/s/ Menachem Shalom
Name:	Menachem Shalom
Title:	CEO